Exhibit 12

PHH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(284)	$140	$(14)	$(289)	$40
Adjustments for equity method investments	1	(3)	2	(2)	—
Fixed charges	137	192	218	207	188
Total	$(146)	$329	$206	$(84)	$228

Fixed charges:
Interest expense(1)	$130	$185	$212	$201	$182
Estimated interest portion of net rental expense(2)	7	7	6	6	6
Total	$137	$192	$218	$207	$188

Ratio of earnings to fixed charges(3)	—	1.71	—	—	1.21
Coverage deficiencies	$283	$—	$12	$291	$—

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(1)       Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)       One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)       The ratio of earnings to fixed charges was less than 1:1 for the years ended December 31, 2014, 2012 and 2011 which was primarily driven by unfavorable Market-related fair value adjustments to our mortgage servicing rights.